भारतीय गैर न्यायिक

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रु. 100 ONE HUNDRED RUPEES

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भारत INDIA

INDIA NON JUDICIAL

महाराष्ट्र MAHARASHTRA © 2015 © NX 692512

DIST. TREASURY OFFICE THANE

15 FEB 2016

15/2/2016

CONDITIONAL BINDING AGREEMENT

THIS CONDITIONAL BINDING AGREEMENT ("Agreement") is made on this 23rd day of, February, **2016 BY AND BETWEEN**

Lavasa Corporation Limited (CIN:U55101MH2000PLC187834), a Company registered under the Companies Act, 1956 and having its registered office at Hincon House, 11th Floor, 247Park, L.B.S. Marg, Vikhroli (West), Mumbai – 400 083, India, hereinafter referred to as "**Company**", (which expression shall mean and include its successors, permitted or designated assigns) of the ONE PART; and

SIRI Global Asset Management Corporation, a Company registered under the laws of State of New York and having its registered office at 645, 5th Ave Suite, 400 New York - 10022, (hereinafter referred to as "**SGG**" which expression shall further mean and include its successors, permitted or designated assigns) of the OTHER PART.

Company and SGG are each a **"Party"** and collectively the **"Parties"**.

WHEREAS SGG is engaged in the business of identifying and investing into potential business opportunities or transactions either directly or on behalf of its stakeholders, affiliates, associated concerns or clients and also conducting turnkey services for corporate clients or on behalf of certain sovereign, wealth management, investment banking firms as their representative.

WHEREAS the Company is in the business of developing integrated hill station/city and related infrastructure facilities at Lavasa and owns, leases, franchises, operates, manages or sells infrastructure properties like School, Hospital, Hotel, Boarding School Campus, Sports Complex, and Convention Center etc.

WHEREAS SGG identified that Lavasa Hill Station is a very suitable location to acquire and establish Boarding School Campus with all related infrastructure facilities available for it to make it to the standards of an international boarding school/ Institute / University.

WHEREAS Dasve Hospitality Institutes Limited (DHIL), a wholly owned subsidiary of the Company is into the business of providing Education.

WHEREAS Special Purpose Vehicle(s) or SPV(s) defined in this Agreement are Wholly Owned Subsidiary of the Company.

WHEREAS SGG has approached the Company to purchase hundred percent (100%) Equity and Preference Shareholding of the Company in DHIL and/or SPV(s) and/or to Purchase only the Infrastructure Assets as mentioned in Annexure I and II by itself or through its nominees or associates.

WHEREAS for purchasing the Company's Equity and/or Preference Shares in Dasve Hospitality Institutes Limited (DHIL) and/or SPV(s) and/or to Purchase only the Infrastructure Assets as mentioned in Annexure I and II, SGG agrees to float, at its risk, cost and expense, a InvIT/REIT that shall purchase hundred percent (100%) holding of the Company in DHIL and/or SPV(s) and/or Purchase only the Infrastructure Assets as mentioned in Annexure I and II.

WHEREAS SGG and/or InvIT/REIT shall comply with all the applicable rules and regulations.

WHEREAS the Parties agree in mutual interest on the terms and conditions agreed upon between the Parties hereunto now desirous of recording these terms and conditions reducing into writing.

WHEREAS signatory designated by each Party or their Permitted or Designated Assigns has all the necessary permissions and approvals to execute this Agreement.

NOW THIS AGREEMENT WITNESSETH AND IT IS HEREBY AGREED, DECLARED AND CONFIRMED BY AND BETWEEN THE PARTIES HERETO AS FOLLOWS:

DEFINITIONS: The following terms shall, unless the context requires otherwise, have the same meaning as defined herein:

i. "Conditional Binding Agreement" shall mean this Agreement along with all Schedule(s) and Annexure(s) thereto;

ii. "SEBI" shall mean Securities And Exchange Board of India;

iii. "REIT" means Real Estate Investment Trust under the SEBI (Real Estate Investment Trust) Regulations, 2014;

iv. "InvIT" means Infrastructure Investment Trust under SEBI (Infrastructure Investment Trusts) Regulations, 2014;

v. "Sponsor" means any person(s) who set(s) up the REIT/InvIT and designated as such at the time of application made to SEBI;

vi. "Unit" means beneficial interest of the REIT/InvIT;

vii. "Confidential Information" means and includes commercial, financial, technical or any other information in tangible or non tangible form disclosed by both parties or which comes to the knowledge of both the parties while providing the Services hereunder including without limitation past, current and future (i) products and services; (ii) project details/plans/results; (iii) sales, marketing and operating information; (iv) marketing and plans and strategies; (v) cost and pricing information; (vi) details of customers, vendors, third party contractors; (vii) concepts, data, reports, methods, processes, techniques, operations; (viii) future projections, business plans, forecasts & financial information; (ix) brand details, trademarks, copyrights, designs, trade secrets and information relating to or underlying such intellectual property rights; (x) Intellectual Property; (xi) Future Intellectual Property; (xii) any other projects; and (xiii) all materials prepared on the basis of any of the foregoing, whether or not the foregoing information is marked as confidential or not and includes outcome of the work conducted by SGG;

viii. "Infrastructure Assets" means select properties collectively to be called Educational Institution(s) which are eligible under the REIT/InvIT Regulations and the Assets mentioned in Annexure I and II hereto attached;

ix. "Special Purpose Vehicle(s) or SPV(s)" means Wholly Owned Subsidiary of the Company.

x. "Transaction" means the transaction envisaged under this Agreement.

xi. "Permitted or Designated Assigns" refers to any entity or person to whom SGG may assign all of its rights and obligations to be performed under this Agreement to conduct, manage, and support the transaction and execution of related processes, in relation to the delivering of all objectives and services included in this Agreement for the entire term duration of this Agreement, as if these actions were of its own.

1 **Transaction**

1.1 **Transaction Details**

i. Company shall cause to transfer only the Infrastructure Assets and/or the transfer of the Company's Shareholding in DHIL and/or SPV(s) that holds the Infrastructure Assets valued at **INR 1,042 Crores** as Gross Assets Value as mentioned in Annexure I and II attached hereto.

ii. It is agreed that for the transaction as envisaged in this Agreement for transfer of Infrastructure Assets and/or the Purchase of hundred percent (100%) shareholding of the Company in DHIL and/or SPV(s), SGG shall pay the **Total Net Consideration of INR 782 Crores** to the Company in the manner mentioned as under:

Within thirty (30) days of signing this Agreement and obtaining valuation report on assets identified as completed and immediately deliverable as specified in Phase I of Annexure I, SGG shall pay INR 252 Crores to the Company for purchase of Hundred Percent (100%) of Company's Equity and Preference Shareholding in DHIL and/or SPV(s) and/or towards the Purchase of only the Infrastructure Assets as per the payment schedule and completed and immediately deliverable Assets as mentioned in Phase I of Annexure I and more particularly described in Annexure II attached hereto. It is further agreed by SGG and/or its designated entity that it shall finalize the Structuring of the Transaction within thirty (30) days from the date of signing of this Agreement i.e. purchasing the Hundred Percent (100%) of Company's Equity and Preference Shareholding in DHIL and/or SPV(s) and/or Purchase of only the Infrastructure Assets.

Out of the above-mentioned INR 252 Crores, SGG shall pay INR 50 Crores to the Company within twenty (20) days from the date of signing this Agreement and obtaining Valuation Report of such assets mentioned as completed and immediately deliverable in Phase I of Annexure I and more particularly described in Annexure II attached hereto. The aforesaid twenty (20) days shall include the one (1) week timeline that the valuer may take in assessing the identified assets as completed and deliverable.

Balance of INR 202 Crores or assessed value mutually agreeable to both the Parties, if lower than INR 252 Crores shall be made within thirty (30) days from the date of signing this Agreement.

It is agreed between the Parties herein that in the event SGG or its designated entity instead of making payment of INR 202 Crores mentioned hereinabove is ready and willing to make a minimum payment of above INR 150 Crores, than the Company will transfer Infrastructure Assets completed and immediately deliverable in Phase I of Annexure I and more particularly described in Annexure II attached hereto proportionate to the amount paid by SGG to the Company till such time and the Drop Dead Date mentioned in Clause 5A(ii) shall not be applicable.

It is further agreed between the Parties that excluding the amount of INR 50 Crores, the balance or any part of INR 202 Crores or assessed value mutually agreeable to both the Parties will be kept in an Escrow Account with M/s. Cyril Amarchand Mangaldas, Solicitors and Advocates and in the event if M/s. Cyril Amarchand Mangaldas, Solicitors and Advocates refuses to act as an Escrow Agent, then both the Parties will mutually agree for appointment of any other reputable Solicitor Firm as an Escrow Agent until the Company obtains the NOC from its Bankers for transfer Infrastructure Assets completed and immediately deliverable in Phase I of Annexure I and more particularly described in Annexure II attached hereto. It is further agreed that such amount shall lie in Escrow for a period of ninety (90) days unless the Parties herein mutually agree to extend the Escrow period.

a. The Balance Consideration of INR 530 Crores shall be paid by SGG to the Company in the manner mentioned in Annexure I and particulars of such Assets more particularly described in Annexure II attached hereto.

b. InvIT/REIT to bear the cost of Stamp Duty on transfer of above referred Equity and/or Preference Shares and towards the purchase of only Infrastructure Assets.

iii. SGG or its designated entity shall form a InvIT/REIT at its own risk and expense, arrange investment for the InvIT/REIT to buy out the shareholding of the Company in DHIL and/or SPV(s) and/or to Purchase only the Infrastructure Assets held by DHIL and/or SPV(s). It is agreed SGG or its designated entity shall only become the Sponsor for formation of a InvIT/REIT and the Company shall in no manner whatsoever be liable and/or responsible for such formation of the a InvIT/REIT. It is agreed by SGG that within twenty (20) days from the date of signing of this Agreement, SGG shall identify its designated entity and cause the said designated entity to provide and disclose the Know Your Customer (KYC) information required to the satisfaction of the Company and/or any other authority as per applicable law. It is further agreed by SGG that it shall provide KYC information of Permitted or Designated Assigns including ITUP required to the satisfaction of the Company and/or any other authority as per applicable law within twenty (20) days of signing this Agreement. Company agrees to keep the transaction confidential given that ITUP is a listed public company in the United States, except such information which is already in public domain and/or as required under any applicable laws and/or to be disclosed to any authority/financial institution for the purpose of completion of this Transaction. It is further agreed between the Parties that any release or information in relation to this Transaction shall be only after both the Parties herein approve the content of the same.

iv. SGG shall complete the Transaction envisaged in this Agreement within twelve (12) months from the date of signing of this Agreement. Provided however, the following events shall be construed as Drop Dead Dates for this Transaction:

a. If, SGG or its designated entity fails to make payment of INR 50 Crores within twenty (20) days from the date of signing of this Agreement, or

b. If, SGG or its designated entity fails to make the minimum payment of INR 150 Crores as mentioned in clause 1.1.1(ii) of this Agreement, or

c. If SGG or its designated entity fails to comply with its obligations of making the payment towards Purchase of the Infrastructure Assets more particularly described in Phase II of Annexure I and II attached hereto within twelve (12) months from the date of signing of this Agreement.

In case of any delay due to any reasons, the timeframe may be extended with mutual consent in writing.

v. Company may at its sole discretion choose to retain five percent (5%) of its stake in SPV(s), in which case, the total net consideration will be accordingly adjusted. It is however agreed by SGG that in such an event, the Company shall not be liable for any risk and/or consequences that shall arise due to non compliance on the part of SGG of the regulations in relation to the setting up and/or managing the InvIT/REIT including but not limited to as a Sponsor or otherwise.

vi.SGG shall be solely responsible for obtaining all applicable permissions from regulatory or other statutory authorities towards purchase of above referred Equity and/or Preference Shareholding of DHIL and/or SPV(s) from the Company or towards purchase of Infrastructure Assets as mentioned in Annexure I and II attached hereto.

1.2 Role/Responsibilities of SGG

SGG shall, in accordance with all applicable laws, undertake and implement the following at its own cost:

a. To raise funds through private placement or any other means for an InvIT/REIT structure to provide time-bound, phased exit to the Company from DHIL and/or SPV(s) and/or to Purchase the Infrastructure Assets as mentioned in Annexure I and II.

b. Structure, set up and become Sponsor of the InvIT/REIT in line with SEBI and other applicable rules, regulations and guidelines.

c. Identify and appoint Merchant Banker, Trustee, Investment Manager, Project Manager, Auditors and other service providers as required.

d. Establishing and Maintaining the InvIT/REIT.

e. To raise funds whether directly or through InvIT/REIT for purchase of Equity and Preference Shareholding of DHIL and/or SPV(s) and/or Infrastructure Assets as mentioned in Annexure I and II attached hereto. It is agreed and clarified by SGG that the Company and/or DHIL and/or SPV(s) shall not be responsible for any fund raising and/or any other cost with respect to the setting up and/or management and/or otherwise in relation to InvIT/REIT.

f. Tax, legal, regulatory, accountancy or other Compliances of the InvIT/REIT or any other SPV that SGG uses to bring in money;

g. Valuation of Infrastructure Assets as mentioned in Annexure I and II attached hereto.

1.3 Role/Responsibilities of Company

i. The Company agrees on its part that upon receipt of consideration as mentioned in Clause 1.1 above, it sell Hundred Percent (100%) of Equity and Preference Shareholding of DHIL and/or SPV(s) and/or only the Infrastructure Assets as mentioned in Annexure I and II attached hereto.

ii. No Objection Certificate (NOC) is required for completing the Transaction, the Company and/or DHIL and/or SPV(s) would engage with their respective authorities including Bankers to procure the same in a timely manner.

For the avoidance of doubt, the role, duties and responsibilities of Company shall not include other than as set out above, unless agreed in writing by both the Parties.

Both Parties agree to co-operate and work together to resolve any issues that might arise during the course of the Transaction in order to successfully close the Transaction.

2 Expenses

i. SGG shall bear all costs including those related to the set-up of the InvIT/REIT, regulatory and other third-party service fees, marketing of the Private Placement, etc. The Company shall not be responsible for any cost whatsoever.

ii. Both the Parties will be responsible respectively for its own legal fees and the costs of accountants (including the cost of audit and accounting reports) and other advisors, including technical advisors for the completion of this Transaction.

3 Compliance

The Company and SGG shall respectively comply with all applicable legal and regulatory provisions.

3A Deliverable Specifications

i. It is agreed between the Parties that, the Infrastructure Assets under construction as mentioned in Annexure I and II shall be constructed as per the Benchmark Assets mentioned in Annexure III attached hereto against such respective under construction assets. In case SGG, requires any modification to the said incomplete Infrastructure Assets, SGG shall provide the designs for such modification and the Company will construct the same as per such design at incremental cost plus ten (10) percent of such incremental cost incurred for such modification.

ii. It is further agreed between the Parties that, for any additional new construction in future, the Company at the option of SGG shall construct the same as per such design provided by SGG at cost plus ten (10) percent of such construction cost. It is agreed by SGG that such additional new Construction shall comply with the applicable Hill Station Regulations.

4 Information and Announcements

The Company shall:

i. provide SGG and its advisors with requisite information related to the directors and management of, and the auditors and advisors to, the Company, DHIL, SPV(s) and its subsidiaries for the purpose of the Transaction as SGG may reasonably require; and

ii. provide SGG with, and/or give access to, all information which is relevant for the purposes of the Transaction and will ensure that, in so doing, Company will not breach any confidentiality obligation and that the information so supplied is and remains complete, true and accurate in all material respects and not misleading, whether by omission or otherwise. The Company will immediately notify SGG if it, subsequently discovers that any information provided by it is incomplete, untrue, inaccurate or misleading.

The Company will ensure that all announcements and documents published or statements made by it or in its behalf in the course of, and relevant to, the Transaction will only be made or published after consultation with SGG and will be true and accurate and not misleading and, where appropriate, will contain all information necessary for legal or regulatory purposes (including the Stock Exchange requirements).

The Company undertakes that it shall at appropriate times keep SGG fully informed of all strategies, developments and discussions relevant to the Transaction and that no initiatives relevant to the Transaction will be taken without prior consultation with SGG.

SGG and each of its directors, officers, employees and agents shall ensure that all information, whether written or oral, acquired from the Company and their respective agents and advisors in connection with the Transaction is kept strictly confidential and used solely and exclusively for the purposes expressly specified in this Agreement. This obligation of confidentiality shall not apply to any information already in the public domain at the time of disclosure or which SGG, is required to disclose by law, regulation or court order, provided that before making such disclosure SGG will, to the extent permitted by law, in writing advise Company and consult with Company about any information that SGG proposes to disclose pursuant to this exception.

Advice (including any opinion or report) whether written or oral by SGG to the Company, or any communications between SGG and the Company in connection with the Transaction may only be used and relied upon by the Company and may not be used or relied upon by any third party and may not be disclosed to any third party without the prior written approval of SGG. This obligation of confidentiality shall not apply to any information already in the public domain at the time of disclosure or which Company, is required to disclose by law, regulation or court order, provided that before making such

disclosure Company will, to the extent permitted by law, in writing advise SGG and consult with SGG about any information that Company proposes to disclose pursuant to this exception.

5 Termination

This Agreement and the Engagement may not be terminated without cause notified by the Company or SGG to the other Party at the address specified. However, conflict of interest and Indemnity Provisions survive such termination.

For the Company to terminate this Agreement for Cause, a cause may be any of the following incidences happening:

i. Any order is made by any competent court or any resolution is passed for the dissolution or winding-up of SGG or for the appointment of a liquidator, receiver, administrator or manager of SGG or all or a substantial part of its assets or anything analogous occurs in any other jurisdiction to SGG, other than in connection with a solvent re-organisation, reconstruction, amalgamation or merger which does not adversely affect the interest of Company; or

ii. SGG is found guilty of any criminal offence in any jurisdiction that materially adversely affects its ability to carry out the Engagement; or

iii. SGG fails to comply with any final decision reached as a result of arbitration proceedings pursuant to Schedule II of this Agreement; or

iv. SGG is in breach of its obligation under this Agreement and has not remedied the same within thirty (30) days (or such longer period as the Company may have subsequently approved in writing) following the receipt by SGG of a notice from Company specifying the breach; or

v. In the event of a conflict of interest during the Transaction that materially adversely affects the ability of SGG to carry out the Transaction and not remedied within fifteen (15) days of arising.

For SGG to terminate this Agreement for Cause, a cause may be any of the following incidences happening:

i. Any order is made by any competent court or any resolution is passed for the dissolution or winding-up of Company or DHIL or SPV(s) or for the appointment of a liquidator, receiver, administrator or manager of Company or DHIL or SPV(s) or all or a substantial part of its assets or anything analogous occurs in any other jurisdiction to Company or DHIL or SPV(s), other than in connection with a solvent re-organisation, reconstruction, amalgamation or merger which does not adversely affect the interest of SGG; or

ii. Company or DHIL or SPV(s) is found guilty of any criminal offence in any jurisdiction that materially adversely affects its ability to carry out the Engagement; or

iii. Company or DHIL or SPV(s) fails to comply with any final decision reached as a result of arbitration proceedings pursuant to Schedule II of this Agreement; or

iv. Company or DHIL or SPV(s) is in breach of its obligation under this Agreement and has not remedied the same within thirty (30) days (or such longer period as the other party may have subsequently approved in writing) following the receipt by Company of a notice from SGG specifying the breach; or

v. In the event of a conflict of interest during the Transaction that materially adversely affects the ability of Company or DHIL or SPV(s) to carry out the Transaction and not remedied within fifteen (15) days of arising.

5A. Drop Dead Date

Upon the occurrence of the Drop Dead Dates mentioned in Clause 1.1.1(iv) above, the following consequences shall follow:

i. On the happening of Drop Dead Date event mentioned in clause 1.1.1(iv)(a), this Agreement shall stand terminated without any liability and/or recourse to any of the Parties herein.

ii. On the happening of Drop Dead Date event mentioned in clause 1.1.1(iv)(b), INR 10 Crores shall be forfeited by the Company and balance amount of INR 40 Crores will be refunded to SGG within fifteen (15) days from the date of such Drop Dead Date.

iii. On the happening of Drop Dead Date event mentioned in clause 1.1.1(iv)(c), SGG or InvIT/REIT shall remain hundred percent (100%) owner of DHIL and/or SPV(s) in which hundred percent (100%) of Equity and Preference Shareholding or Infrastructure Assets as mentioned in Annexure I and II attached hereto has been purchased by/transferred to SGG and/or InvIT/REIT and the consequences that shall be provided in the Definitive Agreement.

6 Conflicts of Interest

SGG is involved in a wide range of services related to financial activities out of which conflicting interests or duties may arise. Company acknowledges and accepts that SGG may have interests or duties which conflict with Company's interests and which would or might otherwise conflict with the duties owed by SGG to Company. Company further accepts that any other entity in any other division of SGG will not restrict its activities in any way nor have any obligation to advise Company of any conflict of interest which exists or may arise. In relation to the Engagement, information which is held elsewhere within SGG but of which none of the individual executives in any division of SGG having the conduct of the Engagement could reasonably have access to shall not for any purpose be taken into account in determining SGG's responsibilities to the Company or the Company and such responsibilities shall be entirely determined by the regulatory rules and principles and the contractual terms applicable to the Engagement.

SGG shall not disclose to the Company or utilise for the Company's benefit any non-public information acquired in the course of carrying on any business for, or in connection with the provision of services to any other person.

SGG covenants and agrees that during the term of this Agreement, SGG will not, directly or indirectly, through an existing corporation, unincorporated business, affiliated party, successor employer, or otherwise, solicit, hire for employment or work with, on a part-time, consulting, advising, or any other basis, other than on behalf of the Company and/or DHIL and/or SPV(s) any employee or independent contractor employed by the Company and/or DHIL and/or SPV(s), while SGG is performing services for the Company.

7 Indemnity

The indemnity provision in connection with this Transaction are set out in the attached Schedule I (the "Indemnity") and forms a part of this Agreement.

8 Amendments and Modifications

This Agreement constitutes the entire understanding between both parties relating to the Transaction and it shall not be amended or modified except as agreed in writing by both the Company and SGG.

9 Conditional Binding Agreement

This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors, assigns, executors and administrators, as applicable. This Agreement may be assigned by SGG to Interrups, Inc., a publicly listed Nevada Corporation ("ITUP"), provided that ITUP has the ability, resources and expertise to perform SGG's obligations under this Agreement and Company agrees to consent to such assignment, as and when presented to the Company and subject to ITUP executing Deed of Adherence. Upon the effectiveness of such assignment, ITUP shall be entitled to receive the consideration to be received by SGG pursuant to this Agreement, however, ITUP shall be subject to SGG's liabilities, obligations and responsibility under this Agreement. The format of Deed of Adherence is annexed as Annexure IV hereto.

10 Notice

Any notice or other communication required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or served if delivered by hand or by courier with acknowledgement at the numbers given below or sent by registered post to the respective persons at the addresses given below:

To the Company,

Lavasa Corporation Limited
Hincon House, 11th Floor, 247Park,
L.B.S. Marg, Vikhroli (West), Mumbai – 400 083, India.

To SGG,
Laxmi Prasad,
[Chief Knowledge Officer]
SIRI GLOBAL ASSET MANAGEMENT CORPORATION
PHONE: +16466882390
645, Fifth Avenue, Suite 400, New York - 10022 U.S.A.

11 Dispute Resolution

Any controversy or dispute which arises between the parties to this Agreement concerning its construction or application, or the rights, duties or obligations of any party hereunder shall be referred to arbitration subject to procedures set out in Schedule II attached hereto which forms integral part of this engagement Agreement.

12 Governing Law And Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Republic of India. Subject to Clause 11 above of this Agreement, Courts at Mumbai alone, shall have jurisdiction to settle all the disputes arising out of this Agreement between the Parties herein.

13. Definitive Agreement

Both Parties herein agree to enter into a Definitive Agreement within Forty Five (45) days from the date of signing this Agreement.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED AND DELIVERED THIS AGREEMENT AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN

ON BEHALF OF LAVASA CORPORATION LIMITED

By: Rajiv Duggal

Name: RAJIV DUGGAL

Title: CEO

ON BEHALF OF SIRI GLOBAL ASSET MANAGEMENT CORPORATION

By: LAXMI PRASAD PALAYPU Laxmi Prasad

Name: LAXMI PRASAD PALAYPU Laxmi Prasad

Title: Chief Knowledge Officer
& Authorized Signatory
Signed this day of FEB 23 2016

Schedule I

Indemnity

1. Company hereby agrees to indemnify and hold harmless the SGG, their directors, officers and employees (collectively the "SGG Indemnified Parties") and (individually, a "SGG Indemnified Party") against only direct losses, claims, actions, suits, damages that SGG Indemnified Parties/Party suffers or incurs which are determined by a judgment of a court or an arbitration of competent jurisdiction to have resulted from any dishonest, illegal or fraudulent act or the willful default or negligence on the part of any Company indemnified Party as defined below. Subject to the above, SGG agrees that no Company Indemnified party shall have any liability whatsoever (Whether in contract or otherwise) to SGG for or in connection with things done or omitted to be done pursuant to the Transaction/Engagement.
2.
   a. Each of SGG and the Indemnified Persons agree that promptly after receiving a notice of an action, suit, proceeding or claim against any of the Indemnified Person or receipt of a notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, SGG or Indemnified Party will notify the Company in writing of the particulars thereof and, will provide copies of all relevant documentation of the Company and, unless the Company assumes the defense thereof, will keep the Company informed of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to SGG or any Indemnified Person except only to the extent that any such delay in or failure to give notice as herein required prejudices the defense of such action, suit, proceeding, have under this indemnity had SGG or any other Indemnified Persons not so delayed in or failed to give the notice required hereunder.
   b. The Company shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defense of such action, suit ,proceeding, claim or investigation, provided such defense is conducted by experienced and competent counsel. Upon the Company notifying SGG or any Indemnified Person in writing of its election to assume the defense and retaining counsel, the Company shall not be liable to SGG or any other Indemnified Person for any legal expenses subsequently incurred by them in connection with such defense. If such defense is assumed by the Company, the Company throughout the course of thereof will provide copies of all relevant documentation to SGG, will keep SGG advised of the progress thereof and will discuss with SGG all significant actions proposed.
   c. No Indemnified Person shall admit any liability or settle any action, writ proceeding, claim or investigation without the prior written consent of the Company, which shall not be unreasonably withheld. The Company will not be liable for any settlement of any action,

suit, proceeding, claim or investigation that any Indemnified Person makes without the written consent of the Company.

d. The Company's right to assume the defense set out above shall be subject to the following conditions:

   i. No admission of liability or compromise whatsoever in connection with the claim or action may take place without SGG's prior written consent; which shall not be unreasonably withheld.

   ii. Notwithstanding the foregoing, the Indemnified Person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified person unless (a) the employment of such counsel shall have been authorised in writing by the Company in connection with the defense of such action, and (b) the Company have not employed counsel to take charge of the defense of such action, within a reasonable time after notice of commencement of the action.

3. SGG hereby assumes full and absolute responsibility for each and every act or omission of all its directors, officers, employees and agents. Subject to the foregoing and without prejudice to any claim the Company may have against SGG, no proceedings may be taken against any director, officer, employee or agent of SGG in respect of any claim the Company may have against SGG.

4. SGG hereby agrees to indemnify and hold harmless the Company, their directors, officers and employees (collectively the "Company Indemnified Parties") and (individually, a "Company Indemnified Party") from and against only direct losses, claims, actions, suits, damages that any Company Indemnified Parties/Party suffers or incurs which are determined by a judgment of a court or an arbitration of competent jurisdiction to have resulted from any dishonest, illegal or fraudulent act or the willful default or negligence on the part of any Indemnified Person. Subject to the foregoing, the Company agrees that no Indemnified Person shall have any liability whatsoever (whether in contract, tort, or otherwise) to the Company for or in connection with things done or omitted to be done pursuant to the Transaction/Engagement.

5. The Company to follow the process as mentioned in Clause 2 (a), (b), (c) and (d) above.

6. The Company hereby assumes full and absolute responsibility for each and every act or omission of all its directors, officers, employees and agents. Subject to the foregoing and without prejudice to any claim the SGG may have against the Company, no proceedings may be taken against any director, officer, employee or agent of the Company in respect of any claim the SGG may have against the Company.

Schedule II

Dispute Resolution

Any and all claims, disputes, questions or controversies involving the parties or any two or more of them and arising out of or in connection with this Agreement or the execution, interpretation, validity, performance, breach or termination hereof (including, without limitation, the provisions of this Schedule (collectively, hereinafter referred to as " Disputes") which cannot be finally resolved by such parties within sixty (60) calendar days of the arising of a Dispute by amicable negotiation and conciliation shall first be submitted for settlement by informal arbitration to an arbitral panel consisting of one nominee of each of such party as applicable. If any such panel, negotiating in good faith is unable to resolve and settle the Dispute within sixty (60) calendar days after the Dispute is first submitted to it, then any party shall be entitled to cause the Dispute to be submitted for arbitration pursuant to the terms of paragraph (b) hereof.

Arbitration

Any dispute which is not settled after an attempt by the parties to the Dispute at amicable negotiations and conciliation under paragraph (a) hereof, shall be finally resolved by final and binding arbitration under the provisions of the Arbitration and Conciliation Act, 1996 as modified from time to time and rules framed thereunder, the Company and SGG each to appoint their arbitrators, the two (2) appointed Arbitrators shall then appoint a Third Arbitrator to act as a Presiding Officer. The Tribunal shall be constituted upon the appointment of the Third Arbitrator and upon such appointment, the three together shall constitute the Arbitral Tribunal. The Arbitration shall be held in Mumbai alone and all arbitration proceedings shall be conducted in English.

In connection with the arbitration proceedings, the parties to the Dispute hereby agree to co- operate in good faith with each other and the arbitral tribunal and to use their respective best efforts to respond promptly to any reasonable discovery demand made by such party and the arbitral tribunal.

Except as otherwise required by law or any applicable stock exchange rules and regulations, the arbitral proceedings and the arbitral award (the "Award") shall not be made public without the joint consent of the parties to the Dispute and, if not a party, SGG and each such party shall maintain the confidentiality of such proceedings or the Award, unless otherwise permitted by other such party in writing . The costs of the arbitration shall be borne by the parties to the Dispute in accordance with the provisions of the Arbitration and Conciliation Act 1996 as modified from time to time and rules framed thereunder and applicable provisions of the arbitration rules of Indian Council of Arbitration. The Award may include interest from the date of any breach or other violation of this Agreement and rate of such interest, if any, shall be specified by the arbitral tribunal and shall be calculated from the date of any such breach or other violation to the date when the Award is paid in full. Each of the parties expressly understands and agrees that the Award shall be the sole, exclusive, final and binding remedy between them regarding any and all Disputes presented to the arbitral tribunal. Application shall be made to any

court with jurisdiction over the party (or its assets) against whom the Award is rendered for a judicial acceptance of the Award and an order of enforcement.

Annexure I

(Details of Assets And Payment Schedule)

Detail of Assets

	Entity	BUA (in sq.fts)	Comments
	Academic Blocks		
1	DHIL - Academic Building 1	1,04,154	*DHIL - Hospitality Management institute Operational Building completed*
2	Academic/ Admin Building 2	2,14,000	
3	Academic Building 3 (CSR)	50,000	*Christel House Shool for underprivileg villagers*
4	Sports Acadmey at Dasve	36,035	*Indoor/ outdoor Sport complex under professional crickter*
	Ancillary Blocks		
5	Students Apartment A	1,33,533	*Student Accomodation 100% Complete*
6	Students Apartment B	1,86,933	*Student Accomodation 60% completed*
7	Apartments for Sport Acadmey Dasve	81,151	*79 Apartments under Constructions*
8	Staff Apartment Mugaon	4,11,862	*367 Apartments Under Construction*
9	Support Staff Housing - Phase 1	58,383	*Workforce hosuing facility C1 - C10*
10	Support Staff Housing - phase 2	1,01,366	*Workforce hosuing facility balance*
11	Senior Management Villa	12,173	*4 Villas at Dasve*

Payment Schedule

INR Lacs

Details	Value Of Gross Infrastucture	Amount Paid to LCL	Payment	Delivery Schedule
Phase 1: Binding Agreement (1 to 30 Days) - Annex 3				
Post Signing of Binding Agreement b/w DHIL & SGG	25,234	25,234	1) INR 50 Cr within 10 Days 2) Balance within 30 Days	Asset Transfer post receipt of 100% payment
Phase 2: Constructed Assset Transfer (31 to 180 Days) - Annex 3				
Assets to be transferred	51,408	38,556	100% payments wihtin 180 days	Propotionate Assets Transfer against Payment
Phase 3: Underconstruction Assset Transfer (181 to 365 Days) - Annex 3				
Assets to be transferred	27,563	14,364	100% payments wihtin 365 days	Propotionate Assets Transfer against Payment
	1,04,205	**78,154**		

Annexure II

(Delivery Schedule of Assets)

Delivery Schedule

INR in Lacs

Anexure A(At time of Signing)	Sale type	Value in Rs. Lacs	Binding Agreement	Contract with SPVs		Delivery
			30 days	within 180 days	Within 360 days	
Phase 1- At - Binding Agreement						**Asset Transfer post receipt of 100% payment**
DHIL	Company	10,587	10,587			30 days
Students Apartment A	Asset	10,859	10,859			30 days
Senior Management Villa	Asset	977	977			30 days
Support Staff Housing - Phase 2	Asset	2,811	2,811			30 days
Total		**25,234**	**25,234**			
Phase 2- Asset to be transferred in 6 Months						
Support Staff Housing - Phase 2	Asset	4,881		4,881		180 days
Academic Building 3 (CSR)	Asset	2,943		2,943		180 days
Sports Acadmey at Dasve	Asset	3,085		3,085		180 days
Total		**10,908**		**10,908**		
Phase 3- Asset to be transferred in between 6- 12 Months						
Academic/ Admin Building 2	Asset	21,806		6,542	15,264	360 days
Students Apartment B	Asset	15,238		9,143	6,095	360 days
Apartments for Sport Acadmey Dasve	Asset	5397		4,317	1,079	360 days
Staff Apartment Mugaon	Asset	25622		20,498	5,124	360 days
Total		**68,063**		**40,500**	**27,563**	
Total Gross Value of Assests in All Phases		1,04,205	25,234	51,408	27,563	
Value to Lavasa		**78154**	25234	38556	14364	

Annexure III

(Benchmark Assets Specifications)

Assets		Pending work	Bench mark property
1	Students Apartment B	All floors	The finishes will be as per student Apartment A block
2	DHIL - Academic Building 1	Top two floors	The finishes will be equilent to below floors of DHIL- Academic Building 1
3	Academic/ Admin Building 2	All floors	The finishes will be completed as per DHIL- Academic Building 1
4	Sports Acadmey at Dasve	Entire Building	The finishes will be completed as per earlier design
	Apartments for Sport Acadmey Dasve	All floors	The finishes will be completed as existing portofino B block
5	Staff Apartment Mugaon	All floors	The finishes will be completed as existing portofino B block + additional worth of Rs. 1000 per sq.ft
6	Support Staff Housing	Pending two buildings	The finishes will be completed as existing support staff buildings
7	Academic Building 3 (CSR)	Top two floors	The finishes will be equilent to below floors of Existing building (Academic Building 3 (CSR))
8	Senior Management Villa	4 villa	The finishes will be completed as per existing villa property

Annexure IV

FORMAT OF DEED OF ADHERENCE

THIS DEED OF ADHERENCE ("this Deed") is made the [ ] day of [ ]

BETWEEN:

(1) **Lavasa Corporation Limited** (CIN:U55101MH2000PLC187834), a Company registered under the Companies Act, 1956 and having its registered office at Hincon House, 11th Floor, 247Park, L.B.S. Marg, Vikhroli (West), Mumbai – 400 083, India, hereinafter referred to as "**Company**" which expression shall further mean and include its successors, permitted or designated assigns) of the FIRST PART;

(2) **SIRI Global Asset Management Corporation**, a Company registered under ____________________and having its registered office at 645, 5th Ave Suite, 400 New York - 10022, (hereinafter referred to as "**SGG/Assignor**" which expression shall further mean and include its successors, permitted or designated assigns) of the SECOND PART;

(3) **Interrups, Inc., a publicly listed Nevada Corporation ("ITUP")**, a Company registered under ____________________and having its registered office at ______________________________(hereinafter referred to as "**ITUP/Assignee**" which expression shall further mean and include its successors, permitted or designated assigns) of the THIRD PART.

WHEREAS:

(A) On [ ] day of _____________, the Company, SGG entered into the Conditional Binding Agreement (the "Agreement") to which a form of this Deed is attached as Annexure IV.

(B) ITUP wishes to complete the transaction envisaged in accordance with the Conditional Binding Agreement as referred above and has agreed to enter into this Deed.

NOW THIS DEED WITNESSES as follows:

1. Interpretation

In this Deed, except as the context may otherwise require, all words and expressions defined in the Conditional Binding Agreement shall have the same meanings when used herein.

2. Covenant

ITUP hereby covenants to the Company for all other Persons who are at present or who may hereafter become bound by the Conditional Binding Agreement, and to the Company itself, to adhere to and be bound by all the terms and conditions including but not limited to the duties, burdens and obligations imposed pursuant to the provisions of the Conditional Binding Agreement and all documents expressed in writing to be supplemental or ancillary thereto as if the ITUP had been an original party to the Conditional Binding Agreement since the date thereof.

3. Enforceability

Company shall be entitled to enforce the Conditional Binding Agreement against ITUP, and the ITUP shall be entitled to all rights and benefits of SGG and shall be bound to perform and satisfy all responsibilities, obligations and liabilities of SGG towards the Company under the Conditional Binding Agreement in each case as if the ITUP had been an original party to the Conditional Binding Agreement since the date thereof.

4. Governing Law And Jurisdiction

This Deed shall be governed by and construed in accordance with the laws of India. Courts at Mumbai alone, shall have jurisdiction to settle all the disputes arising out of this Deed between the Parties herein

IN WITNESS WHEREOF this Deed has been executed as a deed on the date first above written.

For _ Lavasa Corporation Limited

By: ______________________________

Name:
Title:

For **SIRI Global Asset Management Corporation**

By: ______________________________

Name:
Title:

For Interrups, Inc., a publicly listed Nevada Corporation

By: ______________________________

Name:
Title: